March 19, 2013

Via EDGAR and U.S. Mail

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Registration Statement on Form S-3 Filed February 28, 2013
File No. 333-186940

Dear Mr. Shuman:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated March 8, 2013 to Mr. Christopher J. McGurk, Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Registration Statement on Form S-3 filed on February 28, 2013, Registration No. 333-186940 (the “Form S-3”).  This letter is being filed concurrently with an amendment to the Form S-3 (“Amendment No. 1”).

Cover Page
1.
We note that you reference six concurrent offerings on your cover page and on page 1. Please advise what consideration you gave to also disclosing the shares eligible to be sold under your shelf registration statement on Form S-3 (333-179970).

KELLEY DRYE & WARREN LLP

Mr. Mark P. Shuman
March 19, 2013
Page Two

RESPONSE:

The Company’s registration statement on Form S-3 (Registration No. 333-179970) is a shelf registration statement (the “Shelf Registration Statement”) that allows for the issuance of a variety of securities including Class A common stock, preferred stock, warrants to purchase Class A common stock or preferred stock, or any combination thereof, to be specified in a supplement to the registration statement at the time of sale.  No specific number of shares of Class A common stock, preferred stock or warrants exercisable for either Class A common stock to preferred stock that may be issued under the Shelf Registration Statement is determinable at this time. However, the Company has added the following sentence to the cover page and page 1 in Amendment No. 1 reflecting the potential issuances:

“In addition, the Company currently has an effective Registration Statement on Form S-3 relating to the future issuance and sale of its Class A Common stock, preferred stock, warrants to purchase Class A common stock or preferred stock, or any combination thereof, pursuant to which up to $20,000,000 of securities remain available for sale.”

Signatures
2.	Please revise to include the signature of your principal accounting officer or controller or designate the signatory who signs in that capacity. Refer to Instruction 1 to Signatures on Form S-3.
RESPONSE: The signature page in Amendment No. 1 has been revised to include the signature of the Company’s principal accounting officer.

Exhibit 5.1

3.
We note the statement in the final paragraph of the opinion that it “is not to be used, circulated, quoted or otherwise relied upon for any other purpose.”  Please delete from the opinion language that expressly prohibits or implies that investors are not entitled to rely on the opinion. Refer to Section II.B.3.d of SLB No. 19.

RESPONSE: The relevant language has been revised in Exhibit 5.1 filed with Amendment No. 1.

KELLEY DRYE & WARREN LLP

Mr. Mark P. Shuman
March 19, 2013
Page Three

We hope this addresses all of the Staff’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:           Gary S. Loffredo